21001600

SEC
Mail Processing
Section
FEB 22 2021
Washington DC
413

N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 E. 42nd Street, Suite 2036
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gaffney ph 212-218-7492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Advisors LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

JOSEPH TROVATO
Notary Public – State of New York
NO. 01TR6276682
Qualified in Nassau County
My Commission Expires Feb 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Capital Growth Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Growth Advisors LLC (the "Company") as of December 31, 2020, and the related notes to the statement of financial condition. In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Capital Growth Advisors LLC's auditor since 2016.

Denver, Colorado
February 12, 2021

Capital Growth Advisors LLC

Statement of Financial Condition

December 31, 2020

ASSETS:		
Cash	$	39,598
Accounts Receivable		128,497
Prepaid Fees		26
Total Assets	$	168,121
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses		108,627
Total Liabilities		108,627
MEMBERS' EQUITY		59,494
Total Liabilities and Members' Equity	$	168,121

See accompanying notes

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2020

1. Organization

Capital Growth Advisors LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. Accounting Principles and Policies

Cash
Cash consists of deposits in checking and savings accounts with a commercial bank. Balances in these accounts may exceed federally insured limits from time to time.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2020 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Revenue recognition
Revenue is recorded as per the terms of the consulting service agreements over the period when services are provided and revenue is determined. The Company earns its revenue by generating consulting fee income from providing business development advice to investment management firms. As a part of the consulting fee income, the Company may receive a percentage of management and incentive fees earned by the investment management firms. The Company records consulting fee income related to its share of management fees and incentive fees in the period when the Company has met all of the conditions to receive such fees.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2020 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Recently Issued Accounting Standards
In February 2016, the FASB issued ASU No. 2016-02: Leases (Topic 842) ("ASU 2016-02"). The amendments in this update require leasees, among other things, to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. In July 2018, the FASB issued ASU 2018-10: Codification Improvements to Topic 842, Leases, which provides narrow-scope improvements to the lease standard. ASU 2016-02 and ASU 2018-10 was effective for the Company in fiscal year 2019, but early application is permitted. There is no effect on the Company's financial statements, as the Company has no long term operating leases.

Income taxes
As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax. The Company is subject to examination and adjustment of its Unincorporated Business Tax for the years subsequent to 2016, or for years subsequent to 2011 if the examination successfully asserts an understatement of gross income that exceeds 25% of the gross income reported in the original return. Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

3. Concentrations of Risk

For the year ended December 31, 2020, the top three of the Company's clients accounted for approximately 85% of the Company's revenue and one client accounted for 59% of the Company's year end accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

The extent of the impact of coronavirus ("COVID-19") outbreak on the financial performance of the Partnership's investments will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Partnership's investment results may be materially adversely affected.

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2020

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $28,716 which was $21,474 in excess of its required net capital of $7,242. The Company's aggregate indebtedness to net capital ratio was 3.78 to 1 at December 31, 2020.

5. Subsequent Events

From January 1, 2021 and through February 12, 2021, the Company paid capital distributions of $30,000 to the members. The company performed an evaluation of subsequent events through the date the financial statements were issued.